May 17, 2019

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Post Effective Amendment No. 146

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission provided by Ms. Ashley Vroman-Lee of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 146 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Harbor Focused International Fund – Fund Summary – Principal Investment Strategy)

Please disclose the method the Fund uses to determine whether a country is an emerging market country.

Response:

The Fund determines whether a country is an emerging market country based upon whether the country is included in the MSCI Emerging Markets Index. The Fund’s “Principal Investment Strategy” has been revised to include such disclosure.

COMMENT 2	(Prospectus – Harbor Focused International Fund – Fund Summary – Fee Table)

Please complete the “Annual Fund Operating Expenses” table.

Response:	The “Annual Fund Operating Expense” table is as follows:

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission May 17, 2019 Page 2 of 3

COMMENT 3	(Prospectus – Harbor Focused International Fund – Fund Summary – Fee Table)

Please indicate whether the Fund’s investment adviser will have the ability to recoup from the Fund in the future any amounts that the investment adviser incurred pursuant to the Fund’s expense limitation agreement.

Response:

The Fund’s investment adviser does not have the ability to recoup in any subsequent fiscal year the amounts incurred pursuant to the Fund’s expense limitation agreement in the Fund’s current fiscal year.

COMMENT 4	(Prospectus – Harbor Focused International Fund – Fund Summary – Principal Investment Strategy)

Please disclose any countries, regions or sectors in which the Fund may have more substantial investments and add the applicable risk disclosure language.

Response:

Comment No. 4 is respectfully not accepted. While the Fund’s investment process may result in more substantial investments in particular countries, regions or sectors, the Fund does not focus its investments in any particular country, region or sector. Accordingly, the Trust does not believe that it is appropriate to add additional risk disclosure regarding any such investments.

COMMENT 5	(Prospectus – Harbor Focused International Fund – Fund Summary – Portfolio Managers)

Please include disclosure that portfolio managers are jointly and primarily responsible for investment decision making for the Fund per Item 5 of Form N-1A.

Response:

The requested change has been made. The disclosure has been revised to indicate that the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day investment decision making for the Fund.

COMMENT 6	(Prospectus – Harbor Focused International Fund – Additional Information about the Fund’s Investments)

Please refer to Items 4 and 9 of Form N-1A and add disclosure to Item 9 to expand upon the description of the Fund’s principal investment strategy mentioned in Item 4.

Response:

Comment No. 6 is respectfully not accepted. The Trust believes that the level of detail in the description of the Fund’s principal investment strategy in Items 4 and 9 is appropriate. However, the Trust has incorporated certain clarifying revisions to the disclosure in Item 9 to confirm that the principal investment strategy and principal risks are disclosed in the Fund Summary section of the Prospectus. Please see Appendix A to this correspondence for such revised disclosure.

COMMENT 7	(Prospectus – Harbor Focused International Fund – Additional Information about the Fund’s Investments)

Please confirm whether any of the security types listed under “Equity Securities” are principal investments. If so, please disclose them in the “Principal Investment Strategy” section of the Fund Summary.

Response:	The Trust confirms that common stocks are principal investments of the Fund and that these are disclosed in the “Principal Investment Strategy” section of the Fund Summary.

Securities and Exchange Commission May 17, 2019 Page 3 of 3

COMMENT 8	(Prospectus – Harbor Focused International Fund – Additional Information about the Fund’s Investments)

In response to Item 9 of Form N-1A, please disclose whether the Fund anticipates active and frequent trading of portfolio securities to achieve its principal investment strategies.

Response:	The requested disclosure has been added. The Fund does not expect to engage in frequent trading to achieve its principal investment strategies.

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Please note that (i) the Trust does not involve a master-feeder arrangement and (ii) the Trust’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Trust may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary
Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor Funds